August 4, 2008	Writer’s Direct Contact
650.813.5821
FJose@mofo.com
Via EDGAR, Telefacsimile and Overnight Delivery

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NovaRay Medical, Inc.
Registration Statement on Form S-1
Filed March 27, 2008 and amended March 31, 2008, May 5, 2008, June 13, 2008, June 16, 2008, July 16, 2008 and August 4, 2008
File No. 333-149917 (the “Registration Statement”)
Dear Mr. Hindin:
On behalf of our client, NovaRay Medical, Inc., a Delaware corporation (the “Company”), we respectfully respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 24, 2008 (the “Letter”). The following discussion and answers to the inquiries of the Staff as set forth in the Letter are presented in numbered paragraphs to conform to the numbered paragraphs in the Letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Consolidated Financial Statements for the Years Ended December 31, 2007 and 2005, page F-18
Independent Auditor’s Report, page F-19
1.	Please refer to prior comment 6. We note you have filed and plan to file additional amendments to your 2007 Form 10-KSB and March 31, 2008 Form 10-Q that include restated financial statements. Please tell us whether you plan to file an Item 4.02 Form 8-K as a result of the restatements.
Response:
The Company intends to file an Item 4.02 Form 8-K concurrently with the filing of Amendment No. 6 to the Company’s Form S-1 Registration Statement. Upon resolution of the Staff’s comments to the Company’s Form S-1 Registration Statement, the Company will

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
August 4, 2008
Page Two
file amendments to its Form 10-KSB for the fiscal year ended December 31, 2007 and to its Form 10-Q for the quarter ended March 31, 2008, as appropriate.
Note 3. Notes payable, page F-28
2.	Please refer to prior comment 8. We note your response to the last bullet point of that comment indicates that “appropriate references to authoritative accounting literature have also been added to the prospectus to address the Staff’s comment”.
We note no such disclosure relating to the recognition of a gain on extinguishment of debt for the $270,000 which you indicate represents the difference between the $520,000 net present value of the remaining interest payments of the extinguished notes and the $240,000 warrant valuation. Accordingly, we reissue that portion of the comment. Please describe for us the accounting basis for this transaction with references to specific applicable paragraphs of authoritative accounting literature. Specifically address the following in your response:
•	Tell us why the basis of the notes (for gain or loss calculations) was not their carrying value and why the fair value of preferred shares issued for the notes would not impact the gain or loss calculations.
Response:
The Company reviewed the calculation and the appropriate pronouncements and have revised the calculations accordingly and have made the appropriate restatements to the Company’s financial statements. The appropriate references have been added to the disclosures in the prospectus.
•	Tell us if the assumed notes that were ultimately “converted” were convertible based on their original terms or if the preferred shares issuance in exchange for the notes was a separate and distinct transaction.
Response:
Approximately $1,053,000 of the converted debt had a beneficial conversion option to purchase shares at a price of 80% of the common stock purchase price in the event of a financing event in excess of $10,000,000. In accordance with EITF 00-27, Application of Issue 98-5 to Certain Convertible Instrument, (“EITF-00-27”) Issue 7, the Company could not compute the number of shares that the holders would receive if the contingent event occurred. As allowed under EITF 00-27, Issue 7, the Company waited until the contingent event occurred and then computed the resulting number of

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
August 4, 2008
Page Three
shares that would be received pursuant to the new conversion price. 493,000 shares that were received upon conversion based on the adjusted conversion price as compared to 394,000 shares that would have been received prior to the financing event would result in 99,000 additional shares. These 99,000 shares multiplied by the commitment date stock price of $2.67 per share equals the incremental intrinsic value of $263,259 for the beneficial conversion option that results from conversion. The beneficial conversion option was transferred to equity at the date of conversion and charged to interest expense.
•	Discuss why only the warrant to purchase 400,521 common shares (i.e. — only 25% of the Series A warrants) was included in the calculation.
Response:
$1,053,000 of the debt held by convertible debt holders with beneficial conversion options and the remaining $1,891,000 of the debt held by convertible debt holders who did not hold beneficial conversion options were also granted 400,521 5-year warrants to purchase common stock at $4.25 per share. These warrants are or were an inducement to convert debt and has been determined to be a change in conversion privileges as an inducement to convert as described in Statement of Financial Accounting Standards 84, Induced Conversions of Convertible Debt ,”FAS84.” Accordingly, the fair market value of approximately $252,000 for the 400,521 warrants as valued under the Black-Scholes method using an exercise price of $4.25 per share, a volatility of 37.81% , and 3.625% risk free interest rate is used to recognize as a debt conversion expense for the excess of fair value of securities transferred in excess of the fair value of securities issuable pursuant to the original conversion terms.
•	Clarify why the additional warrant to purchase 1,248,439 common shares was excluded as discussed on page F-29.
Response:
The remaining warrant for 1,248,439 shares was related to Vision’s investment and was treated as closing costs as noted on page F-32 of the prospectus.
Consider the need to revise your disclosures based on our concerns.
Response:
The Company has revised its disclosures in the prospectus to address the Staff’s comment number 2 above.

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
August 4, 2008
Page Four
Note 6. Stockholder’s equity (deficit), page F-30
3.	Please refer to prior comment 7. We note your response to our comment and revised disclosure. We see that you have valued the warrant issued to Triple Ring at approximately $2 million based on an expected exercise price of $1.33. Please tell us how you have determined the measurement date for the warrant issuance, as defined in Issue 1 of EITF 96-18. Furthermore, it appears the issuance is contingent upon the counterparty performance criteria of acceptance of the deliverables. Please also specifically tell us how your valuations for the warrant comply with Issue 4 of EITF 96-18.
Response:
Under EITF 96-18, the warrant is accounted for as follows: As the warrant price is variable dependent on an unknown delivery date, the measurement date is the date performance is complete. The warrant will be expensed as a research and development expense and credited to additional paid in capital evenly by month from period December 2007 until the warrant termination date in February 2010 to record expenses in the same manner as if the Company had paid cash for these services. Under Issue 4 of EITF 96-18, transactions where quantity of any of the terms are not known up front and involve counter party performance conditions which result in a range of aggregate fair values for the warrants depending on the delivery date are to be recorded at the lowest aggregate amount and adjusted for changes in aggregate fair value at interim reporting dates. The lowest aggregate fair value of $907,000 is based on an acceptance date between December 30, 2009 and February 28, 2010. As of December 31, 2007, management believed that the most probable acceptance date under the professional services agreement will be between August 1 and December 29, 2009 and has used the fair value of the warrant of $1,956,000 to value the warrant based on the expected acceptance date between December 30, 2009 and February 28, 2010.
Please contact the undersigned at (650) 813-5600 if you have any questions regarding the responses to the Letter.
Sincerely,
/s/ Francis Jose
Francis Jose

cc:	Marc C. Whyte, Chief Financial Officer, Chief Operating Officer and a Director of
NovaRay Medical, Inc.